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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
&
Series B Preferred Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 25, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103	Page	2	of	13

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	3	of	13

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	4	of	13

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	5	of	13

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		942,857

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		942,857

WITH	10	SHARED DISPOSITIVE POWER

		20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,609,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	6	of	13

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		942,857

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		942,857

WITH	10	SHARED DISPOSITIVE POWER

		20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,609,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	7	of	13

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		942,857

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		942,857

WITH	10	SHARED DISPOSITIVE POWER

		20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,609,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	8	of	13

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		942,857

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		942,857

WITH	10	SHARED DISPOSITIVE POWER

		20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,609,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	9	of	13

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		942,857

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		942,857

WITH	10	SHARED DISPOSITIVE POWER

		20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,609,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	66.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	10	of	13

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		9,570

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,570

WITH	10	SHARED DISPOSITIVE POWER

		20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,676,426

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

CUSIP No.	53224G103	Page	11	of	13

1	NAMES OF REPORTING PERSONS LED EFFECTS, INC. 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Based on 28,785,145 shares of common stock outstanding as of May 1, 2008.

Amendment No. 3 to Schedule 13D
     This Amendment No. 3 relates to the Schedule 13D filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), Richard Kelson (“Mr. Kelson”) and LED Effects, Inc. (“LED”, together with PPAIV, PPLED, PPIV, Mr. Kelson, PIIV (as defined below), PIGP (as defined below), PCLLC (as defined below) and Mr. Cogut (as defined below), the “LEDH Members”), with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008 and as amended by Amendment No. 2 filed on May 1, 2008. Except as otherwise provided herein, this Amendment No. 3 amends and supplements the Schedule 13D with respect to the Common Stock and Series B Preferred Stock of Lighting Science Group Corporation (the “Issuer”) beneficially owned by LEDH and the LEDH Members (the “Reporting Persons”) filed on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008 and as amended by Amendment No. 2 filed on May 1, 2008. Except as specifically provided herein, this Amendment does not modify any of the disclosure previously reported in the initial Schedule 13D filed on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008 and as amended by Amendment No. 2 filed on May 1, 2008. Each capitalized term used but not defined herein has the meaning ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
Item 2 of this schedule is hereby supplemented as follows:
     The identity and background of the person filing this statement are as follows:
i.    Pegasus Investors IV, L.P. (“PIIV”), a Delaware partnership, with its principal offices at 99 River Road, Cos Cob, CT 06807. PIIV is engaged in the business of private equity management;
ii.   Pegasus Investors IV GP, L.L.C. (“PIGP”), a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807. PIGP is engaged in the business of private equity management;
iii.    Pegasus Capital, LLC (“PCLLC”), a Delaware limited liability company, with its principal offices at 99 River Road, Cos Cob, CT 06807. PCLLC is engaged in the business of private equity management; and
iv.    Craig Cogut (“Mr. Cogut”), a United States citizen, with his address care of Pegasus Capital, LLC at 99 River Road, Cos Cob, CT 06807. Mr. Cogut is engaged in the business of private equity management.
     None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     PIIV is the general partner of PPIV and Pegasus Partners IV (AIV), L.P. (the sole owner of PPAIV). PIGP is the general partner of PIIV. PIGP is wholly owned by PCLLC. PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut. By virtue of the foregoing, the PPIV, PIIV, PIGP, PCLLC and Mr. Cogut may be deemed to share voting power and power to direct the disposition of the securities held by PPIV. Mr. Cogut disclaims any beneficial ownership of any securities of the Issuer beneficially owned by any of the Reporting Persons.
     The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.
     Attached as Appendix A is the information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person.
Item 3. Source and Amount of Funds or Other Consideration
     On July 25, 2008, PPIV provided a guaranty, dated July 25, 2008, (the “Guaranty”) to the Issuer for any and all indebtedness, obligations and liabilities of every kind and nature of the Issuer due to Bank of Montreal (the “Lender”) pursuant to that certain Loan Authorization Agreement, dated July 25, 2008, between the Lender and the Borrower (the “Loan Authorization Agreement”), for up to $20,000,000, in exchange for a warrant exercisable for 942,857 shares of Common Stock of the Issuer (the “Guarantor Warrant”).
Item 4. Purpose of Transaction
     On July 25, 2008, PPIV provided the Guaranty to the Issuer for any and all indebtedness, obligations and liabilities of every kind and nature of the Issuer due to the Lender pursuant to the Loan Authorization Agreement, pursuant to which the Issuer may borrow up to $20,000,000 in a revolving credit facility. In exchange for the Guaranty, PPIV was issued a warrant exercisable for 942,857 shares of Common Stock of the Issuer.
     In addition, on July 25, 2008 PPIV and the Issuer signed a commitment letter (the “Bridge Commitment Letter”) by which the Issuer will, if the demand loan issued pursuant to the Loan Authorization Agreement is called prior to maturity, obtain a bridge loan from PPIV in an aggregate principal amount equal to the aggregate principal amount outstanding under the demand loan at the time it is called plus $2,000,000, not to exceed $20,000,000. In the event that the bridge loan is funded, PPIV will receive warrants exercisable for the number of shares of Common Stock of the Issuer equal to 33% of the quotient of the aggregate principal amount of the Bridge Loan extended on the Closing Date (as such term is defined in the Bridge Commitment Letter), divided by $7.00, the exercise price of such warrants. Such warrants will have the same terms, rights and conditions as the Guarantor Warrant.
     In connection with the Bridge Commitment Letter, PPIV and the Issuer executed a fee letter (the “Fee Letter”) pursuant to which the Issuer agreed to pay PPIV (i) $200,000 on the closing date of the Bridge Loan (as such term is defined in the Bridge Commitment Letter), subject to the initial funding of the Bridge Loan, (ii) a Guaranty transaction fee equal to 1% of the average daily outstanding principal amount and accrued but unpaid interest under the Demand Loan (as such term is defined in the Bridge Commitment Letter) during the period beginning on the date the Demand Loan is extended through the date that the Demand Loan is prepaid or repaid in full or refinanced in full or otherwise terminated or discharged (such period, the “Demand Loan Period”) times the quotient equal to the number of days in the Demand Loan Period divided by 365 days, payable in full on the last day of the Demand Loan Period and (iii) a Bridge Loan transaction fee equal to 1% of the average daily outstanding principal amount and accrued but unpaid interest under the Bridge Loan during the period beginning on the date the Bridge Loan is extended through the date that the Bridge Loan is prepaid or repaid in full or refinanced in full or otherwise terminated or discharged (such period, the “Bridge Loan Period”) times the quotient equal to the number of days in the Bridge Loan Period divided by 365 days, payable in full on the last day of the Bridge Loan Period. Further, in connection with the Guaranty, Pegasus Capital Advisors, L.P., an entity affiliated with PPIV, (“PCA”) and the Issuer executed a side letter (the “Side Letter”) pursuant to which the Issuer agreed to pay PCA (i) a fee of $100,000 and (ii) a nonrefundable transaction fee in the amount of $150,000, both payable upon the closing of the Guaranty and the Loan Authorization Agreement.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock of the Issuer or the Guarantor Warrant exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 is incorporated by reference. Such information is based upon 28,785,145 shares of Common Stock outstanding as of May 1, 2008 as reported in the Issuer’s Form 10-Q for the period ended March 31, 2007 filed on May 14, 2008.
     Other than 942,857 shares of Common Stock beneficially owned by PPIV and the 9,570 shares of Common Stock beneficially owned by Mr. Kelson, the LEDH Members do not directly beneficially own any Common Stock or Series B Preferred Stock of the Issuer. The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities. See Item 3 above, for a discussion of the Issuer’s Common Stock that was purchased during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities
     In connection with the Guaranty, the Issuer and PPIV entered into a Registration Rights Agreement dated as of July 25, 2008 (the “Registration Rights Agreement”), which provides that the Issuer is required to file a registration statement (the “Registration Statement”) covering the resale of the Common Stock and the shares of Common Stock issuable upon exercise of the Guarantor Warrant within sixty (60) days after the receipt of a request from PPIV that the Issuer file the Registration Statement. Pursuant to the Registration Rights Agreement, the Issuer has the right to defer such demand for up to thirty (30) days if the Issuer furnishes a certificate signed by the Chief Executive Officer or Chairman of the Board stating that, in the good faith judgment of the Board of Directors of the Issuer, it would be materially detrimental to the Issuer and its stockholders for the Registration Statement to be effected at such time.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

4.1	Warrant to Purchase Common Stock, dated July 25, 2008, by and between Pegasus Partners IV, L.P. and Lighting Science Group Corporation (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2008).

4.2	Guaranty, dated July 25, 2008, by Pegasus Partners IV, L.P. to Bank of Montreal.

4.4	Registration Rights Agreement, dated July 25, 2008, by and between Pegasus Partners IV, L.P. and Lighting Science Group Corporation (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2008).

4.5	Bridge Commitment Letter, dated July 25, 2008, by and between Pegasus Partners IV, L.P. and Lighting Science Group Corporation (incorporated by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2008).

10.1	Fee Letter Agreement, dated July 25, 2008, by and between Pegasus Partners IV, L.P. and Lighting Science Group Corporation (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2008).

10.2	Side Letter Agreement, dated July 25, 2008, by and between Pegasus Capital Advisors, L.P. and Lighting Science Group Corporation (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2008).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 29, 2008

LED HOLDINGS, LLC

By:	/s/ Govi Rao Name: Govi Rao
Title: President/CEO

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P., its sole member

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P., its sole member

By:	Pegasus Investors IV, L.P., its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP its general partner

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C., its general partner

By:	/s/ Richard Weinberg

Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg

Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut

Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

/s/ Richard Kelson
RICHARD KELSON

LED EFFECTS, INC.
By:	/s/ Kevin Furry
	Name:	Kevin Furry
	Title:	President

Appendix A
BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF LED HOLDINGS, LLC

Name	Position	Address
Govi Rao	President and Chief Executive Officer	37 Davenport Way, 21st Floor, Hillsborough, NJ 08844

Kevin Furry	Manager	100 Meadow Lakes Court, Folsom, CA 95630

Richard Weinberg	Manager	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Manager	c/o 99 River Road, Cos Cob, CT 06807

Richard Kelson	Manager	c/o Meadwestvaco Corporation, One High Ridge Park, Stamford, CT 06905

Charles H. Sommerville	Manager	c/o 11390 Sunrise Gold Circle #800, Rancho Cordova, CA 95742
EXECUTIVE OFFICERS OF PP IV (AIV) LED, LLC

Name	Position	Address
Richard Weinberg	President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President and Secretary	c/o 99 River Road, Cos Cob, CT 06807
EXECUTIVE OFFICERS OF PP IV LED, LLC

Name	Position	Address
Richard Weinberg	President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President and Secretary	c/o 99 River Road, Cos Cob, CT 06807
EXECUTIVE OFFICERS OF PEGASUS PARTNERS IV, L.P.

Name	Position	Address
Craig Cogut	President	c/o 99 River Road, Cos Cob, CT 06807

Rodney Cohen	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Eric Gribetz	Vice President	c/o 99 River Road, Cos Cob, CT 06807

David Cunningham	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Alec Machiels	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Steven Wacaster	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Richard Weinberg	Vice President	c/o 99 River Road, Cos Cob, CT 06807

Daniel Stencel	Chief Financial Officer and Treasurer	c/o 99 River Road, Cos Cob, CT 06807
MANAGING MEMBER AND EXECUTIVE OFFICER OF PEGASUS CAPITAL, LLC

Name	Position	Address
Craig Cogut	President and Managing Member	c/o 99 River Road, Cos Cob, CT 06807
DIRECTORS AND EXECUTIVE OFFICERS OF LED EFFECTS, INC

Name	Position	Address
Kevin Furry	Chief Executive Officer and Director	100 Meadow Lakes Court, Folsom, CA 95630

Charles H. Sommerville	Treasurer and Director	c/o 11390 Sunrise Gold Circle #800, Rancho Cordova, CA 95742

Greg Flowers	Director	c/o 11390 Sunrise Gold Circle #800, Rancho Cordova, CA 95742